SECURITIE[S AND EXCHANGE COMMISSION]
W[ASHINGTON]

05038031

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66529

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH. 185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Petro Capital Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3838 Oak Lawn Suite 1775
(No. and Street)

Dallas	**Texas**	**75219**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rosser Newton 214-661-7761
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner, Stone & Company; Dallas, TX
(Name – *if individual, state last, first, middle name*)

12700 Park Central Dr. Suite 1400	**Dallas**	**Texas**	**75251**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/05

OATH OR AFFIRMATION

I, Rosser Newton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Petro Capital Securities, LLC**, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHERRI L MARTIN
Notary Public
State of Texas
My Commission Expires
January 22, 2007

Signature

Rosser Newton **General Principal**

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Petro Capital Securities, LLC

(A Development Stage Company)

Financial Statements

and

Independent Auditors' Report

For the Period March 26, 2004 (Inception)

Through December 31, 2004

C O N T E N T S

Independent Auditors' Report

The Member
Petro Capital Securities, LLC
Dallas, Texas

We have audited the accompanying statement of financial condition of Petro Capital Securities, LLC (a development stage company) (the Company), as of December 31, 2004, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the period March 26, 2004 (inception) through December 31, 2004 that you are filing pursuant to rule 17-a5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Petro Capital Securities, LLC at December 31, 2004, and the results of its operations and cash flows for the above referenced period in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Schedules II, III and IV are not applicable) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17-a5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Turner, Stone & Company, L.L.P.

Certified Public Accountants
February 6, 2005

PETRO CAPITAL SECURITIES, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

Assets

Current assets:		
Cash	$	12,485
Total current assets	$	12,485

Liabilities and Member's Equity

Current liabilities:		
Total current liabilities	$	-
Commitments and contingencies		-
Member's equity:		
Capital contributions	$	25,000
Deficit accumulated during the development stage		(12,515)
		12,485
	$	12,485

The accompanying notes are an integral part of the financial statements.

PETRO CAPITAL SECURITIES, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS
FOR THE PERIOD MARCH 26, 2004 (INCEPTION) THROUGH DECEMBER 31, 2004

Revenues	$ -
Cost and expenses:	
Registration fees	7,016
Professional dues	200
General and administrative	5,299
Loss before income taxes and net loss	$(12,515)

The accompanying notes are an integral part of the financial statements.

PETRO CAPITAL SECURITIES, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF MEMBER'S EQUITY
FOR THE PERIOD MARCH 26, 2004 (INCEPTION)
THROUGH DECEMBER 31, 2004

	Member's Capital	Distributions	Accumulated Deficit	Total
Balance at March 26, 2004	$ -	$ -	$ -	$ -
Capital contributions	25,000	-	-	25,000
Net loss			(12,515)	(12,515)
Balance at 12/31/04	$ 25,000	$ -	$(12,515)	$ 12,485

The accompanying notes are an integral part of the financial statements.

PETRO CAPITAL SECURITIES, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE PERIOD MARCH 26, 2004 (INCEPTION) THROUGH DECEMBER 31, 2004

Subordinated liabilities at March 26, 2004	$ -
Increases	-
Decreases	-
Subordinated liabilities at December 31, 2004	$ -

The accompanying notes are an integral part of the financial statements.

PETRO CAPTIAL SECURITIES, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
FOR THE PERIOD MARCH 26, 2004 (INCEPTION)
THROUGH DECEMBER 31, 2004

Cash flows from operating activities:	
Cash paid to suppliers	$(12,515)
Cash used in operating activities	(12,515)
Cash flows from investing activities:	-
Cash flows from financing activities:	
Member's contributions	25,000
Net increase in cash and cash at December 31, 2004	$ 12,485

Reconciliation of Net Loss to Net Cash
Used in Operating Activities

Net loss	$(12,515)
Adjustments to reconcile net loss to net cash used in operating activities:	-
Net cash used in operating activities	$(12,515)

The accompanying notes are an integral part of the financial statements.

PETRO CAPITAL SECURITIES, LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and operations

Petro Capital Securities, LLC (the Company) is a limited liability company organized in the State of Texas, on March 26, 2004 and is a wholly-owned subsidiary of Petro Capital Advisors, LLC . The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). Currently the Company is in the development stage and plans to engage in the private placement of debt and equity securities as well as providing advisory services for mergers and acquisitions and corporate finance.

Revenue recognition

The Company will earn fees and commissions in connection with the services it provides and will recognize revenue when the Company has completed its contractual obligations and collection is reasonably assured.

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash flows

For purposes of the statement of cash flows, cash includes demand deposits, time deposits and short-term liquid investments with a maturity of three months or less when purchased. At December 31, 2004, the Company had no such investments included in cash. The Company maintains deposits in one financial institution, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2004, no amount of the Company's cash balance was in excess of this insurance coverage.

Fair value of financial instruments

In accordance with the reporting requirements of SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of cash approximates its carrying amount due to its readily available nature. The Company's cash is not held for trading purposes.

2. INCOME TAXES:

The Company is organized as a limited liability company under the provisions of the Internal Revenue Code of 1986 as amended. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal income tax liabilities. Instead, its earnings and losses are included in the member's income tax return and are taxed based on the member's income tax rate.

As a Texas limited liability company, the Company is subject to a state franchise tax based on the greater of 4.5% of taxable income or .25% of member's equity when revenues exceed $150,000. At December 31, 2004, there were no material current or deferred state tax assets or liabilities.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company was in compliance with no aggregate indebtedness and net capital of $12,485.

4. RULE 15c3-3 EXEMPTION

The Company is exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

SCHEDULE I
PETRO CAPITAL SECURITIES, LLC
(A DEVELOPMENT STAGE COMPANY)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 21, 2004

Net capital requirement, the greater of:		$ 5,000
1/8 of aggregate indebtedness	$ -	
Minimum dollar requirement	5,000	
Net capital		12,485
Excess (deficiency) net capital		$ 7,485
Aggregate indebtedness		$ -
Excess net capital at 1,000% (net capital, less 10% aggregate indebtedness)		12,485
Ratio of aggregate indebtedness to net capital		0%
Ratio of subordinated indebtedness to debt/equity total		-
120% of required net capital		6,000
Net capital in excess of 120% of required Net capital		$ 6,485
Total assets		$ 12,485
Less: total liabilities		-
Net worth		$ 12,485
Deductions from and/or charges to net worth:		
Total non-allowable assets	$ -	
Other deductions or charges	-	
Excess fidelity bond deductible	-	
Total deductions from net worth		-
Net capital before haircuts on securities positions		$ 12,485
Haircuts on certificates of deposit and commercial paper	$ -	
U.S. and Canadian government obligations	-	
State and municipal government and obligations	-	
Corporate obligations	-	
Stock and warrants	-	
Options	-	
Other securities	-	
Other positions	-	
Undue concentrations	-	
Total haircuts on securities		-
Net capital		$ 12,485

There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS report as of December 31, 2004.

<u>Report on Internal Control Required by SEC Rule 17a-5</u>

The Member
Petro Capital Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Petro Capital Securities, LLC (the Company), for the period March 26, 2004 (inception) through December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Turner, Stone & Company, L.L.P.

Certified Public Accountants
Dallas, Texas
February 6, 2005